# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jiuzi Holdings, Inc., CIK 0001816172
CUSIP: G51400151
Title of class of securities: Ordinary Shares, par value US$0.078 per share
Address of issuer's principal executive offices: NO.168 QIANJIANG NONGCHANG GENGWEN ROAD, 15TH FL, XIAOSHAN DIST., HANGZHOU CITY, ZHEJIANG PROVINCE, China (F4), 310000
Date of event which requires filing of this statement: 02/10/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001665241

## Reporting persons
- Schonfeld Strategic Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Sassicaia Capital Advisers LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Jiuzi Holdings, Inc.
Address of issuer's principal executive offices: No.168 Qianjiang Nongchang Gengwen Road, 15th Floor, Economic and Technological Development Zone, Xiaoshan District, Hangzhou City, Zhejiang Province

## Item 2. Person Filing
Name of person filing:
This statement is jointly filed by and on behalf of each of Schonfeld Strategic Advisors LLC, a Delaware limited liability company ("Schonfeld") and Sassicaia Capital Advisers LLC, a Delaware limited liability company ("Sassicaia," together with Schonfeld, the "Reporting Persons").

Sassicaia is an investment adviser for a separate managed account (the "Sassicaia Account") and may be deemed to indirectly beneficially own securities owned by the Sassicaia Account.

Schonfeld and the Schonfeld Account disclaim beneficial ownership of the shares held by the Sassicaia Account. Sassicaia and the Sassicaia Account disclaim beneficial ownership of the securities held by the Schonfeld Account.

Each Reporting Person may be deemed to be (or to have been) a member of a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is or was, for the purpose of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
Address of principal business office or, if none, residence:
Schonfeld Strategic Advisors LLC, 590 Madison Avenue, 23rd Floor, New York, NY 10022

Sassicaia Capital Advisers LLC, 2 Jericho Plaza, Suite 300, Jericho, New York, 11753
Citizenship: Schonfeld Strategic Advisors LLC and Sassicaia Capital Advisers LLC - Delaware limited liability companies

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: All Reporting Persons - 0 shares
Percent of class: All Reporting Persons - 0%
Sole power to vote or to direct the vote: All Reporting Persons - 0 shares
Shared power to vote or to direct the vote: All Reporting Persons - 0 shares
Sole power to dispose or to direct the disposition: All Reporting Persons - 0 shares
Shared power to dispose or to direct the disposition: All Reporting Persons - 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A. Joint Filing Agreement.

## Signatures
- Schonfeld Strategic Advisors LLC: /s/ Hung Luc, Hung Luc, Chief Compliance Officer (02/17/2026)
- Sassicaia Capital Advisers LLC: /s/ John Thurber, John Thurber, Chief Compliance Officer (02/17/2026)